UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Extraordinary Shareholders’ Meeting and Annual Shareholders’ Meeting Results

On April 26, 2022, Galapagos NV (the “Company”) held an Extraordinary Shareholders’ Meeting and an Annual Shareholders’ Meeting (the “Meetings”). The meeting minutes and other documentation pertaining to the Meetings can be viewed at https://www.glpg.com/shareholders-meetings within 15 days of the Meetings. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Extraordinary Shareholders’ Meeting

Agenda item 1: amendments to the articles of association as a consequence of the choice for a one-tier board structure, as well as certain other amendments relating to specific matters set out in the articles of association of the Company

The Company’s shareholders resolved to amend the articles of association as a consequence of the proposal of the supervisory board to introduce a one-tier board structure as provided for by the Belgian Code of Companies and Associations, as well as certain other amendments relating to specific matters set out in the articles of association of the Company, and more particularly, to approve the amendments indicated below.

The detailed changes are the following (the numbers in bold referring to the numbering under the current articles of association):

•	Article 10: the provisions are replaced in their entirety with the following text, without changing the subtitle:

“Vis-à-vis the company, the shares are indivisible. If a share belongs to different persons or if the rights attached to a share are divided over different persons, or if different persons hold the rights in rem to the shares, the board of directors may suspend the exercise of the rights attached thereto until one single person has been designated as shareholder vis-à-vis the company and notification thereof has been given to the company. All convocations, notifications and other announcements by the company to the different persons entitled to one share are made validly and exclusively to the designated common representative.”

•	Article 12: the provisions are replaced in their entirety with the following text, without changing the subtitle:

“The board of directors is entitled to issue bonds at the conditions it deems appropriate, whether or not such bonds are guaranteed by a mortgage or otherwise.

The shareholders’ meeting or, as the case may be, the board of directors in the framework of the authorized capital, may resolve to issue convertible bonds or subscription rights in accordance with the provisions of the Code of Companies and Associations.”

•	Article 13: replaced with the following text:

One-tier board structure

“The company is managed by a board of directors of minimum five and maximum nine members, who need not be a shareholder. At least three of the appointed members of the board of directors shall meet the criteria stated in the applicable law with respect to independent directors. At least a majority of the members of the board of directors should be non-executive.

The board of directors forms a college in accordance with the applicable rules on deliberating meetings.

The members of the board of directors are appointed by the shareholders’ meeting. The duration of their mandate may not exceed four years. Members of the board of directors whose mandate has come to an end may be reappointed.

If a membership of the board of directors is entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the other members of the board of directors.”

•	Article 14.1: replaced with the following text:

Powers of the board of directors

“The board of directors has the power to carry out all acts necessary or useful for the realisation of the company’s object with the exception of those reserved to the shareholders’ meeting by applicable law.

Within the limits of its authority, the board of directors may confer special powers on agents of its choice.”

•	Article 14.5, section 4: inserted the following sentence:

“Without prejudice to the rules of collegiality, a board member may represent more than one of his/her colleagues.”

•	Article 15: removed

•	Article 16 (new article 15): inserted the following text:

“If the powers of day-to-day management are entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the board of directors.

The board of directors may also set up an executive committee, of which it determines the composition, the mission and powers.”

•	Article 17.1 (new article 16.1): replaced with the following text:

General authority

“Without prejudice to the general representation authority of the board of directors acting as a collegial body, the company is validly represented in dealings with third parties and in legal proceedings by two directors acting jointly, provided that these directors cannot be directors who factually represent shareholders holding more than 20 percent of the company’s capital.”

•	Article 17.2: removed

•	Article 17.3, section 3: removed

•	Article 18 (new article 17): replaced with the following text:

Committees within the board of directors

“The board of directors establishes an audit committee, a remuneration committee and a nomination committee, whereby the remuneration committee and the nomination committee may be combined.

The board of directors may create amongst its members, and under its responsibility, one or more other advisory committees, of which it determines the composition and the missions.”

•	Article 25 (new article 24): replaced “article 24” with “article 23”

•

Article 29 (new article 28): removed “and, where applicable”, replaced “the governing body” with “the board of directors” and replaced “members of the governing board” with “members of the board of directors”

•	Article 34 (new article 33): replaced “Vetboek” in the Dutch version with “Wetboek”

•	Article 39 (new article 38): the provisions are replaced in their entirety with the following text, without changing the subtitle:

“Each member of the board of directors, executive committee, person entrusted with the day-to-day management of the company and liquidator having its official residence abroad or in Belgium, is deemed to have elected domicile for the duration of his mandate at the office of the company, where writs of summons and notifications concerning company matters and the responsibility for its management can be validly made, with the exception of the notices to be made pursuant to these articles of association.

The holders of registered shares are obliged to notify the company of every change in domicile. Absent such notification, they are deemed to have elected domicile at their previous domicile.”

•	Article 42 (new article 41): the provisions are replaced in their entirety with the following text, without changing the subtitle:

“To the extent permitted by law, the company will be permitted to indemnify the members of the board of directors, the members of the executive management, the members of the personnel and the representatives of the Company and its subsidiaries for all damages they may be due, as the case may be, to third parties as a result of breach of their obligations towards the company, managerial mistakes and violations of the Code of Companies and Associations, with the exclusion of damages that are due as a result of gross or intentional misconduct.”

•	Overall replacements:

•	In articles 2, 6, 14, 17, 19, 20, 22, 23, 24, 25, 26, 27, 29, 30, 31, 32, 33, 34, 35, 37, 41 and temporary provisions of the articles of association: “supervisory board” by “board of directors”

•	In articles 2, 7 and 16: “management board” by “board of directors”

•	In articles 17, 29 and temporary provisions of the articles of association: deleted “member/members of the management board”

Agenda item 2: appointment of the members of the board of directors

The Company’s shareholders resolved – as a consequence of and subject to the introduction of a one-tier board structure at the Company through the amendment of the relevant provisions of the Company’s articles of association – to appoint the following members of the (former) supervisory board – where applicable as independent director – for the remaining term of their mandate within the (former) supervisory board as director in the board of directors:

•	Dr. Raj Parekh, as a member of the board of directors of the Company;

•	Dr. Mary Kerr, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC;

•	Ms. Katrine Bosley, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC;

•	Mr. Peter Guenter, as an independent member of the board of the directors of the Company as he meets the independence criteria set forth in article 7:87 of the CAC;

•	Mr. Daniel O’Day, as a member of the board of directors of the Company;

•	Mr. Howard Rowe, as an independent member of the board of the directors of the Company as he meets the independence criteria set forth in article 7:87 of the CAC;

•	Dr. Linda Higgins, as a member of the board of directors of the Company; and

•	Dr. Elisabeth Svanberg, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC.

Agenda item 3: proxy for coordination

The Company’s shareholders resolved to authorize each collaborator of undersigned notary or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company’s articles of association in the electronic database provided for that purpose under the applicable laws.

Agenda item 4: authorization to the board of directors

The Company’s shareholders resolved to grant all powers to the Company’s board of directors to execute the decisions taken at the Company’s Extraordinary Shareholders’ Meeting.

Agenda item 5: proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

The Company’s shareholders resolved to grant authority to grant a special power of attorney to any member of the board of directors and/or Mrs. Marie-Théodora Vandewiele, Mrs. Annelies Denecker, Mrs. Elien van Mol and Mr. Gert Verbraeken, to each act alone with power to substitute and sub-delegate, to fulfill all necessary formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the resolutions approved by shareholders at the Company’s Extraordinary Shareholders’ Meeting, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise courts, administrative agencies and fiscal administrations with respect to the decisions taken at the Company’s Extraordinary Shareholders’ Meeting.

Annual Shareholders’ Meeting

Agenda item 2: acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021 and approval of the allocation of the annual results as proposed by the supervisory board

The Company’s shareholders approved the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2021, as well as the allocation of the annual result as proposed by the Company’s supervisory board.

Agenda item 5: acknowledgement and approval of remuneration report

The Company’s shareholders approved the Company’s remuneration report.

Agenda item 6: acknowledgement and approval of amended remuneration policy

The Company’s shareholders approved the Company’s amended remuneration policy.

Agenda item 7: release from liability to be granted to the members of the supervisory board and the statutory auditor for the performance of their duties in the course of the financial year ended on 31 December 2021

The Company’s shareholders resolved, by separate vote, to release each member of the Company’s (former) supervisory board and the Company’s statutory auditor from any liability arising from the performance of their duties during the financial year ended December 31, 2021.

Agenda item 9: appointment of Stoffels IMC BV (permanently represented by Mr. Paul Stoffels) as director

The Company’s shareholders resolved—upon proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee—to (a) appoint Stoffels IMC BV (permanently represented by Mr. Paul Stoffels) as director of the Company, effective immediately and for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2026, and (b) that the mandate of Stoffels IMC BV (permanently represented by Mr. Paul Stoffels), as a director of the Company, shall not be renumerated.

Agenda item 10: appointment of Jérôme Contamine as independent director

The Company’s shareholders resolved—upon proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee—to (a) appoint Mr. Jérôme Contamine as independent director of the Company, effective immediately and for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2026, and (b) confirm his mandate as independent member of the board of directors as Mr. Jérôme Contamine meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Mr. Jérôme Contamine has explicitly declared not to have (and the supervisory board is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence. The mandate of Mr. Jérôme Contamine is remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the general meeting.

Agenda item 11: appointment of Dan Baker as independent director

The Company’s shareholders resolved—upon proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee—to (a) appoint Mr. Dan Baker as independent director of the Company, effective immediately and for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2026, and (b) to confirm his mandate as independent member of the board of directors as Mr. Dan Baker meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Mr. Dan Baker has explicitly declared not to have (and the supervisory board is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence. The mandate of Mr. Dan Baker is remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the general meeting.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416 and 333-260500).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: April 28, 2022	/s/ MARIE-THÉODORA VANDEWIELE
Marie-Théodora Vandewiele
Company Secretary